[BARCLAYS CAPITAL LETTERHEAD]

March 19, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Sara Kalin Branch Chief - Legal

Re:	MP Environmental Funding LLC (“MP Funding”) Registration Statement on Form S-1 filed January 5, 2007, as amended (File No. 333-139820), (“Registration Statement”)

Ladies and Gentlemen:

We hereby join MP Funding in requesting that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at Noon, Eastern Time, on Wednesday, March 21, 2007 or as soon thereafter as may be practicable. If it is possible for the Securities and Exchange Commission to declare the Registration Statement effective earlier than Noon on March 21, 2007, we would very much appreciate such earlier effectiveness.

Very truly yours
BARCLAYS CAPITAL INC. FIRST ALBANY CAPITAL INC. LOOP CAPITAL MARKETS, LLC
BY:	BARCLAYS CAPITAL INC.
By:	/s/ Joseph J. Lau
Name: Title:	Joseph Lau Director